FIDELITY INVESTMENTS LIFE INSURANCE COMPANY

Salt Lake City, Utah

TOTAL DISABILITY PREMIUM PAYMENT RIDER

This Rider is an additional part of the Fidelity Lifetime Reservessm Variable Universal Life Insurance Policy or Survivorship Variable Universal Life Insurance Policy ("Policy") to which it is attached.

Benefit. We will provide one of the following after a Covered Insured's Total Disability has continued for 6 consecutive months and a claim for Total Disability has been approved.

1. If Total Disability starts before age 60, we will pay the Disability Benefit Amount as a Premium to this Policy on each monthly Policy Processing Day, as shown on the Policy Schedule, while Total Disability continues.

2. If Total Disability starts on or after age 60 but before age 63, we will pay the Disability Benefit Amount as a Premium to this Policy on each monthly Policy Processing Day prior to age 65 while Total Disability continues.

3. If Total Disability starts on or after age 63 but before age 65, we will pay the Disability Benefit Amount as a Premium to this Policy on each monthly Policy Processing Day in the 2 year period following the beginning of the disability while Total Disability continues.

In addition, on the next Policy Processing Day after the Total Disability has continued for 6 consecutive months and a claim for Total Disability has been approved, we will make a one-time payment for that initial six-month period as a Premium to this Policy in an amount equal to six times the Disability Benefit Amount.

The Disability Benefit Amount is the lesser of (a) one-twelfth (1/12) of the Policy's Planned Annual Premium shown in the Policy Schedule, or (b) $2500.00. The Disability Benefit Amount cannot be changed.

Consideration. This Rider is issued in consideration of the Application for the Policy and payment of the Monthly Charges for this Rider ("Monthly Rider Charge"). The Monthly Rider Charge, described below, is deducted as part of the Monthly Deductions for the Policy.

Cost of Insurance. The Monthly Rider Charge is the product of:

1. A rate based on the attained age and sex of the Covered Insured,

2. The Class Factor for the Covered Insured shown on the Policy Schedule, and

3. The monthly Disability Benefit Amount. .

The Monthly Rider Charge rates are guaranteed not to exceed the rates set forth in the Policy Schedule.

Age. "Age 60", "age 63", and "age 65" mean the Policy Anniversaries nearest to each Covered Insured's sixtieth, sixty-third and sixty-fifth birthdays, respectively.

Covered Insured. An Insured under the Policy, who is also covered by this Rider, as indicated in the Policy Schedule.

Total Disability. Total Disability means:

1. During the first 24 months of disability, the Covered Insured must be unable to engage in his or her regular occupation.

2. After 24 months of disability or if the Covered Insured was not engaged in an occupation when disability began, the Covered Insured must be unable to engage in any occupation for which he or she is or could be suited by reason of education, training or experience.

Being a homemaker or student is considered engaging in an occupation.

Requirements. The Covered Insured's Total Disability must:

1. Require regular treatment by a licensed physician unrelated to the Covered Insured;

2. Be caused by accidental bodily injury occurring, or disease first manifesting itself, after the effective date of this Rider but before age 65;

3. Continue for 6 consecutive months; and

4. Start when this Rider and this Policy are in force.

Loss of Sight or Limbs. Loss of Sight or Limbs means the permanent, total loss of:

1. The sight of both eyes;

2. The use of both hands;

3. The use of both feet; or

4. The use of one hand and one foot.

Loss of Sight or Limbs is considered Total Disability even though the Covered Insured may be able to engage in an occupation. The treatment by a physician requirement does not apply to Loss of Sight or Limbs. However, Loss of Sight or Limbs must occur or first manifest itself after the Policy Date and while this Rider is in force.

Limitations. No benefit will be provided by this Rider if disability results from:

1. Injuries intentionally self-inflicted, whether the Covered Insured is sane or insane,

2. Injuries occurring while the Covered Insured is committing or attempting to commit an assault or a felony,

3. Bodily injury occurring or sickness first manifesting itself before this Rider took effect unless such injury or sickness was shown in the Application, or

4. War or an act of war, whether declared or undeclared, while the Covered Insured is in the military service of any country.

Notice and Proof of Claim. In order to receive a Benefit under this Rider, the Policy Owner must provide us with written notice of a claim and Due Proof of the Covered Insured's Total Disability:

1. While the Covered Insured is living, and

2. Within one year after disability starts.

Failure to give notice and proof within one year will not void a claim if it is shown that the notice and proof were given as soon as possible; however, no Benefits will be paid for periods more than twenty-four months prior to our receipt of notice and Due Proof.

"Due Proof" of the Covered Insured's Total Disability generally consists of a licensed physician's report that the Covered Insured has a Total Disability meeting the requirements of this Rider, including a brief statement of the basis for these conclusions. Prior to the approval of any claim, we have the right to request additional evidence of the Covered Insured's Total Disability, which may include having one or more other physicians examine the Covered Insured at our expense as often as we may reasonably require. If we do not receive additional evidence we reasonably request, or if in our opinion such additional evidence fails to support the conclusions in the original physician's report, we may decline to make payment under this Rider, although the denial of such a claim would not terminate the Policy or this Rider.

Proof of Continuance. After approval of a Total Disability claim, we may:

1. Require Due Proof of the continuance of Total Disability; and

2. Have one or more physicians designated to examine the Covered Insured at reasonable intervals at our expense.

After Total Disability has continued for 2 full years, we will not require Due Proof or examination more than once a year.

Disability Benefits will not be credited to the Policy if:

1. Due Proof of continuance of Total Disability is not furnished upon request; or

2. The Covered Insured does not agree to have an examination.

Recovery; Notice of Recovery. Our obligation to pay the Disability Benefit Amount under this Rider terminates if and when the Covered Insured no longer has a Total Disability as defined herein. The Owner shall give immediate notice to us when the Covered Insured no longer has a Total Disability. In the event of a material delay in providing such notice, we have the right to deduct from the Cash Surrender Value the total of all Disability Benefit Amount payments that we make after the Covered Insured's Total Disability ends.

Recurrence of Prior Disability. If, following recovery from a Total Disability which has continued for at least 6 consecutive months, the Covered Insured suffers another Total Disability, and if the second Total Disability begins within 30 days of recovery and is due to the same or related causes as the prior Total Disability, then, Total Disability shall be deemed to have been continuous and no new 6 month elimination period will be required.

Representations and Contestability. All statements made in the application for this Rider by or on behalf of the Covered Insured will, in the absence of fraud, be deemed representations and not warranties. The validity of this Rider with respect to the Covered Insured shall not be contestable after is has been in force for 2 years.

Any reinstatement with respect to the Covered Insured shall not be contestable after the reinstatement has been in force for 2 years from its effective date. A contest will be based only on the application for reinstatement.

Effective Date. The effective date of coverage under this Rider shall be as follows:

1. The Policy Date shall be the effective date of this Rider.

2. For any insurance that has been reinstated, the Rider's effective date shall be the monthly Policy Processing Day that falls on or next following the date we approve the reinstatement.

Termination of Rider. This Rider terminates on the earliest of:

1. The Policy Anniversary nearest the Covered Insured's sixty-fifth birthday, except for benefits for a disability which began before that Policy Anniversary, in which case the Rider will continue as long as a Benefit is payable;

2. The Monthly Policy Processing Day on or next following the date we receive written request of the Owner to terminate this Rider;

3. The death of the Covered Insured; or

4. The termination of this Policy.

No Monthly Rider Charge will be assessed for this Rider after its termination.

Signed for the Company at its Executive Office in Boston, Massachusetts

/s/Melanie Calzetti-Spahr	/s/David J. Pearlman
President	Secretary